VF 4-28-05

(P)



SECURITIE 05041366 ON

SO 3/29/05

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 11117

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 18 2005 WASH. DC PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.
~~NASD ID # 1027~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1674 Shoreline Blvd., Suite 120
(No. and Street)

Mountain View (City) CA (State) 94043-1374 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Flynn 650-625-9701
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lautze & Lautze CPAs & Financial Advisors
(Name — *if individual, state last, first, middle name*)

111 West St. John Street, Suite 1010 (Address) San Jose (City) CA (State) 95113-1123 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc., as of December 31, 2004, XXXXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

-NONE-

JULIETTE T. RAFAT
Commission # 1498055
Notary Public - California
Santa Clara County
My Comm. Expires Jul 2, 2008

Juliette T. Rafat
Notary Public

Christine Flynn
Signature

Chief Operating Officer & CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Foothill Securities, Inc.
San Jose, California

We have audited the accompanying statement of financial condition of *Foothill Securities, Inc.* (the Company) as of December 31, 2004 and the related statements of income and changes in ownership equity contained in the Form X-17A-5 and the statement of cash flows on page 17, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the Form X-17A-5, Part IIA is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
February 4, 2005

FORM X-17A-5

3/90

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

Foothill Securities, Inc. [13]

SEC FILE NO. 8-11117 [14]

FIRM ID. NO. 001027 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1674 Shoreline Blvd., Suite 120 [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) January 1, 2004 [24]

Mountain View [21] CA [22] 94043 [23]

(City) (State) (Zip Code)

AND ENDING (MM/DD/YY) December 31, 2004 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Flynn [30]

(Area Code)—Telephone No. (650) 625-9701 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23 day of February 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Christine Flynn
Principal Financial Officer or Partner

3) Christine Flynn
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

See notes to financial statements.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Lautze & Lautze, CPAs & Financial Advisors

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ADDRESS Number and Street	City	State	Zip Code
111 West St. John Street, Suite 1010	San Jose	CA 70	95113-1123
71	72	73	74

Check One

(X)	Certified Public Accountant	75
( )	Public Accountant	76
( )	Accountant not resident in United States or any of its possessions	77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

See notes to financial statements.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: FOOTHILL SECURITIES, INC. [0013]

SEC File Number: 8- 11117 [0014]

Address of Principal Place of Business: 1674 NORTH SHORELINE BOULEVARD [0020]

MOUNTAIN VIEW [0021] CA [0022] 94043-1374 [0023]

Firm ID: 1027 [0015]

For Period Beginning 01/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTINE FLYNN, COO/CFO [0030] Phone: (650) 625-9701 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☑ [0042]

See notes to financial statements.

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	701,020 [0200]		701,020 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	245,651 [0300]	266,478 [0550]	512,129 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

See notes to financial statements.

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. ***Other securities*** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	47,293 [0680]	47,293 [0920]
11. Other assets	[0535]	102,051 [0735]	102,051 [0930]
12. **TOTAL ASSETS**	946,671 [0540]	415,822 [0740]	1,362,493 [0940]

See notes to financial statements.

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	479,141 [1155]	[1355]	479,141 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	167,166 [1205]	[1385]	167,166 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

See notes to financial statements.

[1000]

2. Includes equity subordination (15c3-1(d)) of

______ [1010]

	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	646,307 [1230]	0 [1450]	646,307 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	5,172 [1792]
	C. Additional paid-in capital	240,028 [1793]
	D. Retained earnings	470,986 [1794]
	E. Total	716,186 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	716,186 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,362,493 [1810]

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
01/01/2004 [3932]	12/31/2004 [3933]	12 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	212,369 [3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	212,369 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	11,994,278 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	5,415,525 [3975]
8.	Other revenue	273,392 [3995]
9.	Total revenue	17,895,564 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		461,054 [4120]
11.	Other employee compensation and benefits		16,482,470 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		131,887 [4195]
15.	Other expenses		824,155 [4100]
16.	Total expenses		17,899,566

See notes to financial statements.

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-4,002 [4210]
18.	Provision for Federal Income taxes (for parent only)		-14,593 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		10,591 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-160,846 [4211]

See notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- 17574 [4335C]	PERSHING LLC [4335C2]	All [4335D]
8- 11922 [4335E]	EMMETT A LARKIN COMPANY, INC. [4335E2]	All [4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

See notes to financial statements.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		716,186 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		716,186 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		716,186 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	415,822 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	4,000 [3610]	-419,822 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		296,364 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

See notes to financial statements.

1. **Exempted securities** [3735]

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]	0 [3740]

10. Net Capital — 296,364 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	43,087 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	246,364 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	231,733 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 646,307 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

See notes to financial statements.

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0	0
	[3820]	[3830]

19. Total aggregate indebtedness	646,307 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 218 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

See notes to financial statements.

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		768,971 [4240]
A.	Net income (loss)		10,591 [4250]
B.	Additions (includes non-conforming capital of	51,147 [4262])	51,147 [4260]
C.	Deductions (includes non-conforming capital of	[4272])	-114,524 [4270]
2.	Balance, end of period (From item 1800)		716,185 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

See notes to financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 10,591
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,070
Loss on disposal of property and equipment	5,139
Change in deferred income tax liability	(1,229)
Employee stock bonus compensation	7,632
Decrease (increase) in assets:	
Commissions receivable	(116,323)
Other assets	(50,213)
Increase in liabilities:	
Commissions payable	123,015
Accrued liabilities	83,197
Net adjustments	68,288
Net cash provided by operating activities	78,879
Cash flows from investing activities:	
Payments for property and equipment	(43,786)
Net cash used by investing activities	(43,786)
Cash flows from financing activities:	
Capital contributed by stockholders	51,147
Common stock repurchased from terminated representatives	(122,156)
Payments on capitalized lease obligation	(1,914)
Net cash used by financing activities	(72,923)
Net decrease in cash	(37,830)
Cash:	
Beginning of year	738,850
End of year	$ 701,020
Cash paid during the year for:	
Interest	$ 921
Income taxes	$ 1,330
Non-cash financing activities:	
Common stock issued through employee bonuses	$ 7,632
Capital lease liability incurred	$ 10,203

See notes to financial statements.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the National Association of Security Dealers, Inc. (NASD), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-five Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two OSJ offices in Hawaii and one in Arizona.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, variable products and direct participation programs. When orders are placed, the Company records an estimated commission receivable and an estimate of the related commission payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable and Payable (continued)

In the event that a registered representative incurs a market action error, the Company has available clearing deposits that can cover such errors to the extent of $25,000 for Pershing, LLC, the main clearing firm. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

Payments of commissions receivable are allocated to specific investor balances.

Furniture and Equipment

Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management, and concessions and commissions related to sales of mutual funds, variable products, and direct participation programs. Revenue is recorded when earned.

Income Taxes

The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred taxes. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Concentrations of Credit Risk

The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on cash and cash equivalents.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2004, advertising expense was $1,527.

2. **CASH CLEARING ACCOUNT**

The Company has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the NSCC as a condition for utilizing the Fund/SERV and Insurance Processing Services. This deposit is included in cash.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital in the amount of the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with NASD Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2004, the Company has net capital of $296,364, which was $246,364 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 2.18 to 1.00.

4. **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following:

Computer equipment	$ 95,378
Office equipment	69,135
Software	5,752
Leasehold improvements	1,478
	171,743
Less accumulated depreciation and amortization	(124,450)
	$ 47,293

For the year ended December 31, 2004, depreciation and amortization expense was $17,070.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

5. **OTHER ASSETS**

Other assets consist of the following:

Prepaid federal income tax	$	6,160
Prepaid franchise income tax		3,034
Other prepaid expenses		89,627
Security deposit		3,230
	$	102,051

6. **OTHER LIABILITIES**

Other liabilities consist of the following:

Accounts payable	$	99,260
Capitalized lease obligation		9,046
Accrued expenses		15,165
Deferred revenue		40,124
Deferred income taxes		3,571
	$	167,166

7. **CAPITALIZED LEASE OBLIGATION**

The Company has entered into a capital lease for office equipment costing $10,203 that has been capitalized as an asset and is being amortized over a period of seven years. Accumulated amortization as of December 31, 2004 is $8,745 and current year amortization of $1,458 has been included in depreciation ad amortization expense. The monthly lease payment for the equipment is $1,039 and the lease carries an interest rate of 37.5%.

Future minimum lease payments are as follows:

2005	$	4,157
2006		4,157
2007		4,157
2008		4,157
2009		4,157
Total future lease payments		20,785
Less amount representing interest		(11,739)
Present value of future payments	$	9,046

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

8. **BENEFIT FROM INCOME TAXES**

The provision for (benefit from) income taxes consists of the following:

	Federal	California	Total
Currently payable	$ -	$ 846	$ 846
Adjustment to prior year provision	(11,160)	(3,050)	(14,210)
Deferred	356	(1,585)	(1,229)
	$ (10,804)	$ (3,789)	$ (14,593)

Deferred income taxes consist of the following:

	Federal	California	Total
Deferred income tax liability - long-term	$ (3,856)	$ 285	$ (3,571)

Principal reasons for the difference between the statutory federal income tax rate of 15% and the effective tax rate are:

Computed federal tax benefit using the statutory income tax rate	$ (600)
Temporary differences	(10,213)
Permanent differences	136
California tax, net of federal benefit	(127)
	$ (10,804)

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

9. COMMON STOCK

Shares Authorized, Issued and Outstanding

At December 31, 2004, 10,000,000 shares of common stock were authorized and 4,466,983 shares were issued and outstanding.

Employee Stock Bonus Plan

The Company has a nonqualified stock bonus plan (the Plan) available to all eligible employees, other than the founding stockholder. A maximum of 263,157 shares of common stock may be issued under the Plan. Beginning in 1997, an annual amount of 26,316 shares has, and will continue to be, awarded. Eligible employees are defined as those employees who have been employed by the Company for three (3) years, and who have worked at least 1,000 hours per year. The shares are allocated after final approval from the Board of Directors, based upon a weighted formula of years of service and compensation. The employees will vest in the shares awarded at a rate of 20% per year, over a five-year period beginning in the year of eligibility. Unvested balances in shares of terminated employees will be reallocated to active plan participants based on service years and compensation weights in the calendar year shares become available for reallocation. The value per share assigned to the awarded shares is equivalent to the annual amount per share paid by the registered representatives to the founding stockholder for his shares, as determined under a separate business ownership succession plan. For the year ended December 31, 2004, $7,632 was recognized as compensation costs associated with this Plan.

Additional Capital Contributed

During the year, as a result of the ownership succession plan, additional paid-in capital of $51,147 was contributed to the Company.

Common Stock Repurchase

During the year, the Company repurchased 743,229 shares of common stock from terminated representatives at a total cost of $122,156.

10. 401(K) PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% - 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches up to 4% of the participants' contributions. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2004, the Company contributed a total of $60,554 under these arrangements.

FOOTHILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

11. COMMITMENTS

Facility Lease

The Company is leasing its corporate offices under a lease expiring on August 31, 2007, with an option to extend the lease term an additional five years. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2005	$ 36,300
2006	37,760
2007	25,840
	$ 99,900

Rent expense was $34,900 for the year ended December 31, 2004.

Consulting Agreement

During the year, the Company entered into a contract for consulting services. Under this contract, the Company is required to pay $7,500 per month through April 2005.

Ownership Succession Plan

Beginning in 1996, the founding stockholder entered into a business ownership succession plan agreeing to sell his interest in the Company on a prorata basis over a 10 year period to those registered representatives who are compensated on a commission and fees basis. Included in this succession plan was an arrangement to pay the founding stockholder $178,000, which approximated the available net capital at December 31, 1995. This arrangement is to be paid utilizing a compensation structure involving the Company's 401(k) profit sharing plan. The amount paid to the founding stockholder during the year ended December 31, 2004 was $41,785. At December 31, 2004, $2,715 remains to be paid.

LaserFiche Document Imaging and Management System

During the year, the Company entered into a contract to install a LaserFiche Document Imaging and Management System. This system is a paperless solution for storage and retrieval of paper-based documents. The contract includes software, hardware and implementation services. It will be implemented in 2005 at a total cost, including services, software and equipment, of $14,161.

Xtiva Financial Systems

During the year, the Company entered into a contract to purchase software, which will automate the commissions process. This software will be capitalized when it is put into service in 2005. At December 31, 2004, $18,226 of these costs were prepaid and included in other assets. The total cost of the software license, including installation and maintenance costs over 36 months, is estimated to be approximately $120,000.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Foothill Securities, Inc.
San Jose, California

We have audited the accompanying financial statements of *Foothill Securities, Inc.* as of and for the year ended December 31, 2004, and have issued our report thereon dated February 4, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
February 4, 2005

FOOTHILL SECURITIES, INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2004

Schedule I

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing brokers used are:

National Financial Services, LLC
C/O Cantella & Co.
One Court Street
Boston, MA 02108

Pershing, LLC
77 West Port Plaza, Suite 318
St. Louis, MO 63146

Emmett A Larkin Company, Inc.
100 Bush Street
San Francisco, CA 94104

All firms are NASD members.

See independent auditors' report on supplementary information.

FOOTHILL SECURITIES, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2004

Schedule II

The Respondent's reconciliation of computation of net capital did not differ from the net capital calculated on page 13.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
San Jose, California

In planning and performing our audit of the financial statements and supplemental schedules of *Foothill Securities, Inc.* (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lautze + Lautze

San Jose, California
February 4, 2005